Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE DETERMINES AXERRA EARN-OUT PAYMENT

Ottawa, Canada, March 14, 2012 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that it has determined the earn-out payment due in connection with its acquisition (the “Acquisition”) of Axerra Networks, Inc. (“Axerra”).  The Acquisition was completed in October, 2010.

The earn out phase of the Acquisition was completed on February 13, 2012 and, based on sales performance since the completion of the Acquisition, the  earn-out amount is $1.88 Million, raising the value of the transaction to $11.4 Million. At DragonWave’s option, a portion of the earn-out was paid in cash, in the amount of $83,596, with the balance of the earn-out being payable in 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price. Figures are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the issuance of common shares of DragonWave Inc., constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties, including the receipt by DragonWave of certain documentation from the intended recipients of the common shares. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements include the possible failure of the intended recipients of the common shares to provide the documentation required to issue the shares on a timely basis. DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024